Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 10 DATED JULY 31, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 16, 2012, as supplemented by supplement no. 1 dated April 16, 2012, supplement no. 2 dated April 16, 2012, supplement no. 3 dated April 26, 2012, supplement no. 4 dated May 14, 2012, supplement no. 5 dated May 24, 2012, supplement no. 6 dated May 30, 2012, supplement no. 7 dated July 6, 2012, supplement no. 8 dated July 24, 2012 and supplement no. 9 dated July 25, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of an office campus containing 326,384 rentable square feet in Bellevue, Washington.
Acquisition of QBE Corporate Campus
On July 31, 2012, we, through an indirect wholly owned subsidiary, acquired from Unigard Insurance Company a nine building office campus containing 326,384 rentable square feet located on approximately 46 acres of land in Bellevue, Washington (the “QBE Corporate Campus”). The seller is not affiliated with us or our advisor.
The purchase price of the QBE Corporate Campus was approximately $78.7 million plus closing costs.  We funded the acquisition of the QBE Corporate Campus with proceeds from this offering, but may later place mortgage debt on this property.
The QBE Corporate Campus was built in multiple phases between 1973 and 2000 and is currently 62% leased to seven tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (excluding rental abatements), for the tenants of the QBE Corporate Campus is approximately $4.2 million. The current weighted-average remaining lease term for the tenants is approximately 5.7 years.  The current weighted-average annual rental rate over the remaining lease term is $22.20 per square foot.
Currently, the QBE Corporate Campus has two tenants that individually occupy more than 10% of the total rentable square feet of the property. One tenant is in the insurance industry and operates in 52 countries around the globe. This tenant occupies 67,378 rentable square feet, or approximately 21% of the total property rentable square feet. Its lease expires on July 31, 2022, with one five-year extension option. The current annualized base rent for this tenant is approximately $1.3 million, with a lease term of approximately 10.0 years and an average annual rental rate over the lease term of $22.07 per square foot. The other tenant is the largest provider of flexible workspace in the world and operates out of 88 countries. This tenant occupies 45,025 rentable square feet, or approximately 14% of the total property rentable square feet. Its lease expires on May 31, 2017, with one five-year extension option. The current annualized base rent for this tenant is approximately $0.9 million, the remaining lease term is approximately 4.8 years and the average annual rental rate over the remaining lease term is $21.08 per square foot.
We believe that the QBE Corporate Campus is suitable for its intended purpose and is adequately insured, and we do not intend to make significant renovations or improvements to the QBE Corporate Campus. For federal income tax purposes, the cost of the QBE Corporate Campus, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

1